EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 7/31/2012	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$ 93,749,284	$450,000
Micro Cap Fund	$4,444,042	$125,000
Quality Fund	$ 93,744,669	$450,000
Emerging Markets Fund	$ 151,937,856	$600,000
Foreign Value Fund	$ 503,924,747	$900,000
Foreign Value Small Cap Fund	$ 87,917,904	$450,000